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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     )

                            ------------------------

                            ESSEX INTERNATIONAL INC.
                           (NAME OF SUBJECT COMPANY)
                             SUT ACQUISITION CORP.

                             SUPERIOR TELECOM INC.
                                   (BIDDERS)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                  297025 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                STEVEN S. ELBAUM
                             SUT ACQUISITION CORP.
                             SUPERIOR TELECOM INC.
                                 1790 BROADWAY
                         NEW YORK, NEW YORK 10019-1412
                                 (212) 757-3333
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                         ------------------------------

                                    COPY TO

                              RONALD R. PAPA, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION                                            AMOUNT OF FILING FEE
                       $721,988,320 (1)                                                     $144,398

(1) Calculated by multiplying $32.00, the per share cash tender offer price, by 22,562,135, the number of shares of Common Stock being sought in the tender offer.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:                             Filing Party:
    Form or Registration No.:                           Date Filed:

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
                                 SCHEDULE 14D-1

CUSIP NO. 297025 10 8                                          Page 2 of 3 Pages

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(1) NAME OF REPORTING PERSONS:  SUT Acquisition Corp.
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON: Applied For

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS*:

    BK
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------

(7) SOLE VOTING POWER:

    13,254,187 shares of Common Stock (right to acquire)
--------------------------------------------------------------------------------

(8) SHARED VOTING POWER:

    0
--------------------------------------------------------------------------------

(9) SOLE DISPOSITIVE POWER:

    13,254,187 shares of Common Stock (right to acquire)
--------------------------------------------------------------------------------

(10) SHARED DISPOSITIVE POWER:

    0
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    13,254,187 shares of Common Stock
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    47.7%
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(14) TYPE OF REPORTING PERSON*:

    CO
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
                                 SCHEDULE 14D-1

CUSIP NO. 297025 10 8                                          Page 3 of 3 Pages

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(1) NAME OF REPORTING PERSONS:  Superior TeleCom Inc.
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:  58-2248978

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS*:

    BK
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------

(7) SOLE VOTING POWER:

    13,254,187 shares of Common Stock (right to acquire)
--------------------------------------------------------------------------------

(8) SHARED VOTING POWER:

    0
--------------------------------------------------------------------------------

(9) SOLE DISPOSITIVE POWER:

    13,254,187 shares of Common Stock (right to acquire)
--------------------------------------------------------------------------------

(10) SHARED DISPOSITIVE POWER:

    0
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    13,254,187 shares of Common Stock
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    47.7%
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(14) TYPE OF REPORTING PERSON*:

    CO, HC
--------------------------------------------------------------------------------

    This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by SUT Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Superior TeleCom Inc., a corporation organized and existing under the laws of the State of Delaware ("Parent"), to purchase up to 22,562,135 shares of common stock, par value $0.01 per share (the "Shares"), of Essex International Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $32.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 28, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Essex International Inc. and its principal executive offices are located at 1601 Wall Street, Fort Wayne, Indiana 46802.

    (b) The class of equity securities and the exact amount of such securities being sought are 22,562,135 shares of common stock, par value $0.01 per share, of the Company. As of October 20, 1998, there were 27,768,782 Shares issued and outstanding, as represented by the Company in the Agreement and Plan of Merger, dated as of October 21, 1998, among Parent, Purchaser and the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Dividends") in the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. Parent is a 50.1% owned subsidiary of The Alpine Group, Inc., a corporation organized and existing under the laws of the State of Delaware ("Alpine"). The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent and Alpine and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Parent and Alpine are set forth in the Introduction,
Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and is incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser, Parent or Alpine and, to the best knowledge of Purchaser, Parent and Alpine, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the

Merger Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth on the cover page and in the Introduction,
Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Stockholders Agreement; Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase incorporated herein by reference.

    The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable

    (b)-(c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable

    (e) Not applicable

    (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated October 28, 1998

(a)(2)     Form of Letter of Transmittal

(a)(3)     Form of Notice of Guaranteed Delivery

(a)(4)     Form of Letter to brokers, dealers, commercial banks, trust companies and nominees

(a)(5)     Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9

(a)(7)     Summary Advertisement as published in THE WALL STREET JOURNAL on October 28, 1998

(a)(8)     Press release issued on October 22, 1998

(b)        Commitment Letter, dated October 21, 1998, from Bankers Trust Company to Parent

(c)(1)     Agreement and Plan of Merger, dated as of October 21, 1998, among Parent, Purchaser and the Company

(c)(2)     Stockholders Agreement, dated as of October 21, 1998, among Parent, Purchaser and certain stockholders of the Company named therein

(d)        Not applicable

(e)        Not applicable

(f)        Not applicable

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SUT ACQUISITION CORP.

                                By:             /s/ STEVEN S. ELBAUM
                                     -----------------------------------------
                                     Name: Steven S. Elbaum
                                     Title:  Chairman of the Board, President
                                           and Chief Executive Officer

                                SUPERIOR TELECOM INC.

                                By:             /s/ STEVEN S. ELBAUM
                                     -----------------------------------------
                                     Name: Steven S. Elbaum
                                     Title:  Chairman of the Board, President
                                           and Chief Executive Officer

October 28, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------

(a)(1)       Form of Offer to Purchase dated October 28, 1998

(a)(2)       Form of Letter of Transmittal

(a)(3)       Form of Notice of Guaranteed Delivery

(a)(4)       Form of Letter to brokers, dealers, commercial banks, trust companies and nominees

(a)(5)       Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees

(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)       Summary Advertisement as published in THE WALL STREET JOURNAL on October 28, 1998

(a)(8)       Press release issued on October 22, 1998

(b)          Commitment Letter, dated October 21, 1998, from Bankers Trust Company to Parent

(c)(1)       Agreement and Plan of Merger, dated as of October 21, 1998, among Parent, Purchaser and the Company

(c)(2)       Stockholders Agreement, dated as of October 21, 1998, among Parent, Purchaser and certain stockholders of the Company named therein

(d)          Not applicable

(e)          Not applicable

(f)          Not applicable